Exhibit 1

AUDIOCODES LTD.

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 8, 2013

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of AudioCodes Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held on Sunday, September 8, 2013 at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	As required by Israeli law, to adopt the Company’s Executive Compensation Policy;
(2)	To approve an amendment to the employment agreement of Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors;
(3)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and
(4)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012.

The foregoing items of business are more fully described in the Proxy Statement that will be mailed to the shareholders on or about August 7, 2013. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the "Distribution Sites"). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000. Shareholders may send standpoint notices in accordance with Israel's law to the Company no later than August 16, 2013.

Each member of The Tel-Aviv Stock Exchange Ltd. (a "Member") shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company's shareholder register and whose shares are held through the Member; provided that each shareholder's request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request shall have been submitted with respect to a specific securities account.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on August 6, 2013 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of Proposals Nos. 1 and 2. In order to approve the adoption of the Company’s Executive Compensation Policy and the amendment to Mr. Adlersberg’s employment agreement in Proposals Nos. 1 and 2, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of such Proposals, or the total shares of non-controlling shareholders and non-interested shareholders voted against such Proposals must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of Proposals Nos. 1 or 2. For this purpose, a "controlling shareholder" is any shareholder who has the ability to direct the Company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than September 7, 2013.

FOR THE BOARD OF DIRECTORS

Stanley Stern

Chairman of the Board

Lod, Israel
August 7, 2013

AUDIOCODES LTD.

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PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 8, 2013

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on Sunday, September 8, 2013 at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

These proxy solicitation materials were mailed on or about August 7, 2013 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the "Ordinary Shares"), of the Company at the close of business on August 6, 2013 (the "Record Date"). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 49,504,287 Ordinary Shares were issued, of which 38,147,580 Ordinary Shares were outstanding and 11,356,707 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. If you return a duly executed proxy card to us, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

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Under Israel's law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. "Broker non-votes" are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority under the applicable rules to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to Proposals No. 1 or 2, which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares to count.

Board of Directors

Following the Meeting, the Company's Board of Directors shall consist of five directors, including two outside directors within the meaning of Israel's Companies Law (the "Companies Law"), none of which are standing for reelection at the Meeting. Biographical information concerning Messrs. Stern, Adlersberg, Kishon, Nevo and Tenne follows for informational purposes only.  Ms Dana Gross’ term expires on the date of the Meeting, and she has notified the Company that she has decided, for personal reasons, not to stand for reelection.

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2008 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From March 2004 until December 2007, he served as a Managing Director and Head of Investment Banking at Oppenheimer. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, since 2012, he has continued to serve as a Director of Tucows, Inc. Since 2012 he has also served as a director of Given Imaging Ltd., a NASDAQ-listed manufacturer of GI medical devices. From 2004 until 2009, he served as a director of Odimo Inc., an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1998 to 2011, Dr. Kishon served as a director of Allot Communications Ltd )NASDAQ ALLT(. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical nanotechnology company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Etgar – Portfolio Management Trust Co. and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

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Joseph Tenne has served as one of our directors since June 2003. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

PROPOSAL ONE

AS REQUIRED BY ISRAELI LAW, TO ADOPT THE COMPANY’S EXECUTIVE COMPENSATION POLICY

Background

Pursuant to a recent amendment to the Companies Law, all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law.

Pursuant to the recent amendment, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

In accordance with the new Israeli law requirements, the Company’s Compensation Committee reviewed and adopted a written compensation policy for the Company’s executives, which addresses the items prescribed by the Companies Law. A copy of the proposed Executive Compensation Policy is attached as Annex A to the proxy statement. The Company’s Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

Proposal

The shareholders are being asked to adopt the Company’s Executive Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the shareholders of the Company hereby adopt the AudioCodes Ltd. Executive Compensation Policy in the form attached as Annex A hereto.

Vote Required

The adoption of the Company’s Executive Compensation Policy requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the Proposal. In addition, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the adoption of the Executive Compensation Policy, or the total shares of non-controlling shareholders and non-interested shareholders voted against this Proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of the Proposal. For this purpose, a "controlling shareholder" is any shareholder who has the ability to direct the Company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company. To the Company’s knowledge, the Company does not have any controlling shareholders.

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Board Recommendation

The Board of Directors recommends a vote "FOR" the adoption of the Company’s Executive Compensation Policy.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF SHABTAI ADLERSBERG

Background

As described in Proposal One, pursuant to a recent amendment to the Companies Law, the Company is required to adopt a written compensation policy for its executives, which addresses certain items prescribed by the Companies Law. The amendment to the Companies Law also affects the approval process for compensation of executives.

As a result, the Compensation Committee and Board of Directors reviewed the compensation arrangements of the Company’s executives and recommended to amend the formula for determining the annual bonus for Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer, who also serves as a member of the Company’s Board of Directors. According to the proposed amendment to Mr. Adlersberg’s employment agreement, Mr. Adlersberg shall be entitled to an annual bonus equal to the sum of 2% of the annual non-GAAP operating income and 0.5% of the year-over-year revenue growth, with a cap on the annual bonus equal to 12 months’ base salary. A copy of the proposed amendment is set forth in Annex B. The amendment shall not affect the other terms of Mr. Adlersberg’s employment agreement, as previously approved by the shareholders.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Adlersberg, the compensation for comparably situated chief executive officers, the estimation of Mr. Adlersberg’s expected contributions to the future growth and profitability of the Company, as well as certain other factors prescribed by the Companies Law and Section 5.A of the Company’s Executive Compensation Policy, attached as Annex A hereto.

Proposal

Shareholders are being asked to approve the amendment to Mr. Shabtai Adlersberg’s employment agreement as detailed above.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the employment agreement of Mr. Adlersberg be amended as set forth in Annex B.

Vote Required

The approval of the amendment to the employment agreement of Mr. Adlersberg requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the Proposal. In addition, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the amendment to the employment agreement, or the total shares of non-controlling shareholders and non-interested shareholders voted against this Proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of the Proposal.

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Board Recommendation

The Board of Directors recommends a vote "FOR" the approval of the amendment to Mr. Shabtai Adlersberg’s employment agreement, as outlined in Annex B.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF AUDITORS' COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2013. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts since the year ended December 31, 1997.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be available to respond to appropriate questions raised during the Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company's independent auditors for 2013, and to authorize the Company's Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company's auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company's independent public accountants for the fiscal year ending December 31, 2013 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" the ratification of the appointment of the Company's independent auditors and the authorization of the compensation of the auditors.

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REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2012

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012. The Annual Report on Form 20-F of the Company filed with the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2012, including the audited Consolidated Financial Statements of the Company, is available on the Company's website at www.audiocodes.com and on the SEC's website at www.sec.gov.

By Order of the Board of Directors

Stanley Stern

Chairman of the Board

Dated: August 7, 2013

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Annex A

Form of Executive Compensation Policy

AudioCodes Ltd.

Executive Compensation Policy

1.	Introduction

The purpose of the AudioCodes Ltd. (“AudioCodes”) Executive Compensation Policy (the “Policy”) is to describe AudioCodes’ overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and applies to the compensation arrangements of all of AudioCodes’ directors (“Directors”) and executive officers (including all office holders (as defined in the Companies Law)) (“Officers”, and together with the Directors, the “Executives”).

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and AudioCodes’ shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under the NASDAQ rules and the Companies Law. All of AudioCodes’ Outside Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee shall be an Outside Director.

3.	Overall Strategy

AudioCodes believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets AudioCodes’ interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry.

In support of this goal, AudioCodes’ executive compensation practices are designed to meet the following objectives:

•	ensure that the interests of the Executives are closely aligned with the interests of AudioCodes’ shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in AudioCodes’ sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

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•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes AudioCodes’ company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Parameters for Examining Compensation Terms

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following parameters:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to AudioCodes’ future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have such skills, know-how or unique expertise;

•	the relation between the employment terms of the Executive and the average and median salary of AudioCodes’ employees and contractors in the geographic market in which the Executive operates, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist:

•	in preparing, collecting and analyzing applicable wage surveys and other relevant data;

•	framing the appropriate parameters to be considered; and

•	evaluating the different parameters.

5.	Compensation Terms of Officers

AudioCodes provides fair and equitable compensation for its Officers by combining several compensation elements. Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of AudioCodes executives shall generally combine all or a portion of the following items:

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•	a base salary;

•	sales and other commissions based on commission plans;

•	cash bonus (annual, signing or special);

•	equity-based long-term incentives; and

•	other social and fringe benefits, such as social benefits (pension funds and education funds), medical insurance, car allowance, mobile allowance, reimbursement of expenses and education tuition.

The maximum value of the variable cash compensation components shall reflect approximately 50% of each Officer’s total compensation package on an annual basis. The maximum aggregate annual value of (i) the cash bonuses and (ii) the equity based compensation (calculated on the date of grant applying the value method calculation applied for purposes of AudioCodes’ financial statements) paid and granted to all AudioCodes Officers shall not exceed $5.5 million.

All compensation arrangements of Officers are to be approved in the manner prescribed by applicable law.

A.	Annual Cash Bonus

Overview. Officers may be incentivized through an annual bonus program that sets performance targets based on their role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets.

The performance targets and the maximum annual bonus payable to each Officer (other than the Chief Executive Officer) shall be presented and recommended by AudioCodes’ Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

The annual bonus of the Chief Executive Officer shall be determined annually based on the financial results of AudioCodes. The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and AudioCodes’ shareholders.

The Compensation Committee and the Board of Directors shall have discretion to reduce the amount of the annual bonus payable to Officers.

Criteria. A significant portion of the annual bonus (not less than 65%) of Officers (other than the Chief Executive Officer) shall be determined based on measureable criteria. A non-significant portion of the annual bonus (not more than 35%) may be based on non-measureable criteria taking into account the Officer’s contribution to AudioCodes.

Examples of measurable criteria that will be considered include:

•	financial results;

•	sales and marketing objectives;

•	productivity indices and growth in the volume of activity;

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•	cost savings;

•	efficiency metrics;

•	execution of projects;

•	internal and external customer satisfaction;

•	promotion of strategic targets;

•	promotion of innovation;

•	employee evaluation surveys;

•	regulatory and legal targets;

•	success in raising capital;

•	attainment of milestones;

•	meeting AudioCodes’ budget; and

•	compliance with corporate governance rules

Examples of non-measurable criteria that will be considered include:

•	contribution to AudioCodes’ business, profitability and stability;

•	the need to retain an Officer with skills, know-how or unique expertise;

•	the responsibility imposed on the Officer;

•	changes that occurred in the responsibility imposed on the Officer during the year;

•	performance satisfaction, including assessing the degree of involvement of the Officer and devotion of efforts in the performance of his duties);

•	assessment of the Officer’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

Maximum Bonus. The maximum annual bonus for an Officer shall not exceed such Officer’s annual base salary, and the aggregate annual bonuses paid to all Officers in any year shall not exceed $2.5 million.

B.	Equity-Based Compensation

Overview. The Compensation Committee and the Board of Directors may grant to Officers equity-based compensation in any form permitted under AudioCodes’ equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, stock options, restricted share units and restricted stock. In the case of grants of equity-based compensation to the Chief Executive Officer, the approval of AudioCodes’ shareholders shall also be required unless such approval requirement is waived under circumstances prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders in the case of the Chief Executive Officer) shall set the terms of award grants to Officers in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule and term.

Vesting. All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers. Generally, grants to Officers shall vest gradually over a period of up to four years. In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of AudioCodes.

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Value of Equity-Based Compensation. The value of the equity-based compensation shall be calculated on the grant date. The maximum value for equity-based compensation granted to an Officer on an annual basis shall not exceed $1.0 million. The aggregate equity awards granted to all Officers in any year shall not exceed the value of $3 million.

The Compensation Committee and the Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

6.	Compensation Terms of Directors

All directors of AudioCodes shall be paid an annual cash retainer and per meeting fees in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an Outside Director), 5760-2000 (the “Directors Fee Regulations”), as adjusted for companies whose shares are traded outside of Israel.

The Compensation Committee and the Board of Directors, with the approval of the shareholders, may elect to pay greater director fees to certain directors, and separate compensation to an active Chairman of the Board of Directors.

Subject to the approval of the shareholders, upon election or reelection to the Board of Directors, each non-executive director is granted options to purchase Ordinary Shares of AudioCodes vesting gradually over a period of three years (the term of office), with an exercise price equal to the closing price of the Ordinary Shares on NASDAQ on the date of grant, and otherwise subject to the other terms of the Equity Compensation Plans as described in Item 5.B. of the Policy.

7.	Clawback Policy

To reflect sound corporate governance, AudioCodes’ clawback policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in AudioCodes’ financial statements in any fiscal year that were found to be inaccurate and were subsequently restated (other than as a result of changes in accounting principles).

In such event, AudioCodes will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

8.	Separation Payments

As a matter of policy, AudioCodes does not generally provide separation payments upon termination of an Officer’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations. AudioCodes provides in the employment agreements of each of its Officers for a mutual advance notice period that does not exceed 6 months (or 12 months in the case of the Chief Executive Officer and the Chief Operating Officer).

Should the Compensation Committee and the Board of Directors elect to make an adaption period payment to a departing Officer (beyond the contractual advance notice period), such payment may not exceed an amount equal to 6 months’ pay of the departing Officer’s compensation and shall be determined based on the following criteria, among others:

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•	the length of employment of the Officer;

•	the Officer’s performance during his or her employment;

•	AudioCodes’ performance during the Officer’s term of employment and the Officer’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Officer; and

•	the separation payments customary in the industry or geographic market or sector in which the Officer is employed.

In addition to the advance notice and adaption periods, the Compensation Committee and the Board of Directors may agree to pay an Officer a special separation payment in the event such Officer’s employment is terminated within 12 months after a change of control of AudioCodes, such special separation payment not to exceed such Officer’s 6 months’ pay (or 12 months’ pay in the case of the Chief Executive Officer).

9.	Indemnification, Insurance and Exculpation of Directors and Officers

AudioCodes may indemnify, insure and exculpate the Directors and Officers to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors and Officers; provided, that without the approval of the AudioCodes’ shareholders, the maximum amount for advance indemnification per event shall not exceed $30 million and the maximum coverage for D&O liability insurance shall not exceed $30 million.

10.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite. However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted: ________, 2013

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Annex B

Form of Amendment No. 1 to Employment Agreement

Amendment No. 1 to Employment Agreement

This Amendment No. 1 to Employment Agreement (this “Amendment”), is made and entered into as of ________, 2013, by and between AudioCodes Ltd., an Israeli company (No. 520044132 (“Company”), and Shabtai Adlersberg (ID No. 051626174), the Company’s President and Chief Executive Officer (the “Manager”).

Whereas, the Company and the Manager entered into a certain Employment Agreement, dated as of December 14, 2009 (the “Employment Agreement”); and

Whereas, the Company and the Manager desire to amend certain terms of the Employment Agreement.

Now, Therefore, in consideration of the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

1.       Amendment. Effective as of the date hereof, the Employment Agreement is hereby amended by deleting Sections 6.1, 6.2, 6.3 and 6.4 in their entirety and replacing with the text set forth in Exhibit A to this Amendment.

2.       No Other Amendments. Except as explicitly amended by this Amendment, all other terms of the Employment Agreement shall remain in full force and effect.

3.       Notice of Amendment. The Manager hereby confirms that the Amendment shall also serve as a notice of change of terms of employment in accordance with Section 3 of the Notice to Employees (Terms of Employment) Law 5762 –2002.

4.       Miscellaneous

 4.1. Governing Law. This Amendment shall be governed by and construed under the laws of the State of Israel without regard to its conflict of law principles.

 4.2. Severability. If any provision of this Amendment is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Amendment and the remainder of this Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Amendment shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

 4.3. Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Amendment and the intentions of the parties as reflected thereby.

 4.4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

 4.5. Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

[Remainder of Page Intentionally Left Blank.]

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In Witness Whereof, the parties have executed this Amendment No. 1 to Employment Agreement as of the date first written above.

AudioCodes Ltd.

By: _______________________
Name:

Title:

______________________

Shabtai Adlersberg

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Exhibit A

6.1.	In addition to the Salary and all other consideration, payments and social benefits provided to the Manager pursuant to this Agreement, the Manager shall be eligible to receive from the Company each year an annual bonus (the "Annual Bonus").

6.2.	Commencing January 1, 2014, the Annual Bonus for each year (the “Applicable Year”) shall equal the sum of:

(a)	the product of (i) 2% and (ii) the Non-GAAP Operating Income (as defined below) for the Applicable Year; plus

(b)	the product of (i) 0.5% and (ii) the Year-over-Year Revenue Growth (as defined below) for the Applicable Year;

provided, however, that in the event there is a Non-GAAP Operating Loss in the Applicable Year, then the Manager shall not be entitled to a bonus under item 6.2(a) above. In no event shall the Annual Bonus exceed the annual Salary for the Applicable Year.

6.3.	"Non-GAAP Operating Income" for the Applicable Year shall equal the Company's actual annual operating income on a non-GAAP basis for the Applicable Year (as approved by the Board of Directors and publicly announced by the Company).

6.4.	"Year-over-Year Revenue Growth" for the Applicable Year shall equal the difference between (i) the Company's actual revenues for the Applicable Year (as approved by the Board of Directors and publicly announced by the Company) and (ii) the Company's actual revenues for the year immediately prior to the Applicable Year (as set forth in the Company’s audited financial statements for such year).

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